Exhibit 99.1
Sinovac Launches Seasonal Influenza Vaccine Anflu(R) for 2008-2009 Flu Season
Wednesday September 10, 9:35 pm ET

BEIJING, Sept. 10 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced the market launch of Anflu®, a seasonal influenza vaccine, for 2008-2009 Flu Season. Developed and manufactured by Sinovac, Anflu® is the only split influenza vaccine produced without preservatives in China. Sinovac is undertaking the sales and marketing program utilizing its established sales force to promote the adult dosage form of Anflu®.

Utilizing the virus strain for the Northern Hemisphere recommended by the World Health Organization, Sinovac has commenced the production of Anflu® for the annual flu season based on its 2008-2009 production plan. The Chinese authorities have recently completed the review of the batch release process and approved the vaccine for launch. In August 2008, the China CDC issued the 2008 "Guidelines for Influenza Prevention and Control Technology" that highlighted the positive public health implications of receiving the seasonal flu vaccine, the target population and the extension of the vaccination duration. As an amendment to the 2007 version, the 2008 guidance expanded the recommended vaccination population to include people living in senior homes, nursing homes and chronic disease nursing facilities, along with childcare providers who are looking after infants less than six month in age.

Over the past year, Sinovac has expanded its manufacturing capacity with the construction of a pandemic influenza vaccine production line with annual capacity of 20 million doses using the grant from China's National Development and Reform Commission. The production line includes state-of-the-art automated production equipment along with an expanded packaging capability and affords Sinovac the ability to produce up to five million doses of Anflu®. By leveraging the latest production technology, the quality of the Anflu vaccine will be enhanced.

In line with its efforts incorporate the latest technology, Sinovac has introduced new insulation packaging to facilitate vaccine distribution. Based on customer feedback, the packaging features color-coded insulated packaging that effectively utilizes ice to maintain the desired temperature. The updated packaging enables the shipping of 50 or 100 doses.

Mr. Weidong Yin, Chairman, President and CEO, commented, "We are very pleased to launch Anflu® in China for the 2008 - 2009 seasonal influenza season. By utilizing our state-of-the-art production capability, we are well positioned to deliver our adult dosage formulation to our target market in China."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website,

http://www.sinovac.com. To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com